 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

1934

May 24, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,

Hatters Lane, Watford, Hertfordshire, WD18 8YE,

England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes ☐   No ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes ☐   No ☒

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.]

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

24 May 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1. VESTING OF A CONDITIONAL AWARD GRANTED UNDER AN AWARD AGREEMENT DATED 29 APRIL 2022

On 23 May 2022, the Conditional Award of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested over 70,378 Shares. The resultant Shares post-vest were sold on 23 May 2022. Proceeds from the sale of sufficient Shares were utilised to satisfy the taxes due. As previously announced the Conditional Award formed part of buy-out awards in respect of outstanding incentives Deepak Nath forfeited upon leaving his former company.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of a Conditional Award and subsequent sale of all Shares.
Date of Transaction	2022 - 05 - 23
Place of Transaction	London Stock Exchange (XLON)

2

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Deepak Nath (Chief Executive Officer)	Director	12.743100	70,378 (of which 70,378 were sold and 0 retained)	N/A Single Transaction	0.00000 ordinary shares	0.00000%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2. VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2010

On 23 May 2022, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

i. FINAL VESTING ON 23 MAY 2022 OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 23 May 2019. One third of the shares vested on 23 May 2020, a further third vested on 23 May 2021 and the final third vested on 23 May 2022. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting of a Conditional Share Award granted on 23 May 2019 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2022 - 05 - 23
Place of Transaction	London Stock Exchange (XLON)

3

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Myra Eskes (President APAC Region)	PDMR	12.8275	8,571 (of which 0 were sold and 8,571 retained)	N/A Single Transaction	27,183.09703 ordinary shares	0.00307%
Simon Fraser (President, Advanced Wound Management and Global Commercial Operations)	PDMR	12.8275	2,600 (of which 1,027 were sold and 1,573 retained)	N/A Single Transaction	27,398.81838 ordinary shares	0.00310%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne Deputy Company Secretary Smith & Nephew plc

Tel: +44 (0)1923 477100

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 24, 2022	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

5